Exhibit 99.3

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Alberta Securities Commission

Autorté des marchés financiers

British Columbia Securities Commission

Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Newfoundland and Labrador Securities Commission

Nova Scotia Securities Commission

Ontario Securities Commission

PEI Securities Office

July 13, 2017

Dear Sir/Madam

Re: Notice of Change of Auditors of Fortuna Silver Mines Inc.

We have read the Notice of Fortuna Silver Mines Inc. dated July 13, 2017 and are in agreement with the statements contained in such Notice, except that we have no basis to agree or disagree with the statement that there have been no reportable events between the Company and the Former Auditors.

Yours very truly

Chartered Professional Accountants

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